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                                                                    EXHIBIT 12.1

                             ALASKA AIR GROUP, INC.

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (IN THOUSANDS, EXCEPT RATIOS)


                                         2003         2002         2001         2000         1999
Earnings:
Income before income tax expense       $  29,000    $(101,800)   $ (63,515)   $ (26,905)   $ 213,003

Less: Capitalized interest                (2,336)      (2,646)     (10,612)     (17,684)     (12,632)
Add:
Interest on indebtedness                  47,508       46,261       47,429       36,046       16,339
Amortization of debt expense               1,103          815          703          330          440
Amortization of capitalized interest       4,990        4,993        5,013        4,736        4,663
Portion of rent under long-term
  operating leases representative
  of an interest factor                   96,026       91,356       84,161       80,313       82,505

Earnings Available for Fixed Charges   $ 176,291    $  38,979    $  63,179    $  76,836    $ 304,318

Fixed Charges:
Interest                                  47,508       46,261       47,429       36,046       16,339
Amortization of debt expense               1,103          815          703          330          440
Portion of rent under long-term
  operating leases representative
  of an interest factor                   96,026       91,356       84,161       80,313       82,505
Total Fixed Charges                    $ 144,637    $ 138,432    $ 132,293    $ 116,689    $  99,284

Ratio of Earnings to Fixed Charges          1.22         0.28         0.48         0.66         3.07

Coverage deficiency                            -    $  99,453    $  69,114    $  39,853            -
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